

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. Wayne R. Hannah, III
President
Green Realty Trust, Inc.
40 E. Chicago Avenue, #203
Chicago, IL 60610

> **Re:** **Green Realty Trust, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed November 16, 2010**
> **File No. 333-147514**

Dear Mr. Hannah:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prior Performance Summary, page 87

1.   Please include disclosure in this section about Tax Strategies Group, LLC's bankruptcy petition, as discussed on page 63. In addition, we note in prior amendments of the registration statement that you list Tax Strategies Group as the sponsor of the 19 programs listed on page 88. Please clarify for us who is the sponsor of these programs.

Appendix A: Prior Performance Tables

Table I, page A-3

2.   Please revise the second line item so that the amount raised in each year is 100%. We recognize that the programs offered in 2008 and 2009 did not raise 100% of the amount offered; however, the table should reflect the percentage of the total offering proceeds that is used for each line item of expenses. In addition, please revise the table to quantify

the percent available for investment each year. This amount should be 100% minus the aggregate of all offering expenses.

<u>Item 33. Recent Sales of Unregistered Securities, page II-1</u>

3.   From your disclosure, it appears that you have only issued 55,248 shares to your sponsor for $500,000. We refer, however, to your statements that in November 2008, you redeemed 55,249 shares from your sponsor, and in November 2010 you redeemed an additional 13,835 shares from your sponsor. Please advise and revise your registration statement accordingly. We note statements on pages 91 and 98 that state your sponsor has purchased 41,413 shares of your common stock for $374,792.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: John A. Good, Esq.
        Bass, Berry & Sims PLC